  DOCEBO INC. BOUGHT DEAL OF COMMON SHARES C$112 MILLION September 16, 2021 The Shares will be offered by way of a prospectus supplement in each of the provinces and territories of Canada and in the United States. A prospectus supplement containing important information relating to the Shares has not yet been filed with the applicable Canadian securities regulatory authorities or the United States Securities and Exchange Commission (“SEC”). A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 (File No. 333-251046) has been filed with the SEC. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the Shares. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the Shares, before making an investment decision. You may get these documents and any applicable shelf prospectus supplement for free by visiting EDGAR on the SEC's website at www.sec.gov or SEDAR at www.sedar.com. Alternatively, copies of these documents and any applicable shelf prospectus supplement can be obtained by contacting the Company (defined below) or, in Canada from Canaccord Genuity Corp., 161 Bay Street, Suite 3000, Toronto, ON M5J 2S1 and in the United States from Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, by telephone at (617) 371-3900, or by email at prospectus@canaccordgenuity.com Issuer: Docebo Inc. (“Company”). Selling Securityholders: Intercap Equity Inc. a (“Intercap”), Claudio Erba (“Erba”) and Alessio Artuffo (“Artuffo”) (Intercap, Erba and Artuffo collectively, the “Selling Securityholders”). Offering: 1,000,000 common shares of the Company (the “Shares”) will be offered on a secondary basis by the Selling Securityholders (the “Offering”). 900,000 Shares are being sold by Intercap, 75,000 Shares are being sold by Erba and 25,000 Shares are being sold by Artuffo. Size of Offering: C$112 million.

Offering Price: C$112.00 per Share (the “Offering Price”). Over-Allotment Option: The Selling Securityholders will grant to the Underwriters an option, exercisable, in whole or in part, at any time for a period of 30 days after the Closing Date, to purchase up to an additional 15% of the aggregate number of Shares (representing 150,000 Shares) (the “Over- Allotment Shares”) issued under the Offering by the Selling Securityholders at the Offering Price solely to cover over-allotments, if any, and for market stabilization purposes (the “Over- Allotment Option”). 90% of the Over-Allotment Shares (representing up to 135,000 Shares) will be sold by Intercap, 7.5% of the Over-Allotment Shares (representing 11,250 Shares) will be sold by Erba and 2.5% of the Over-Allotment Shares (representing 3,750 Shares) will be sold by Artuffo. Use of Proceeds: The proceeds of the Offering will be paid directly to the Selling Securityholders. The Company will not receive any proceeds in connection with the Offering. Retained Interest of Selling Shareholders: Intercap currently holds 14,624,920 Shares, representing approximately 44.7% of the issued and outstanding Shares. Following the closing of the Offering (assuming no exercise of the Over- Allotment Option), Intercap will hold 13,724,920 Shares, representing approximately 41.9% of the issued and outstanding Shares. Erba currently holds, directly and indirectly, an aggregate of 1,309,645 Shares representing approximately 4.0% of the issued and outstanding Shares. Following the closing of the Offering (assuming no exercise of the Over-Allotment Option), Erba will hold, directly and indirectly, an aggregate of 1,234,645 Shares, representing approximately 3.8% of the issued and outstanding Shares. Artuffo currently holds 326,162 vested options exercisable for Shares. In connection with the

Offering, Artuffo will exercise 25,000 of his 326,162 vested options for Shares which will be offered as part of the Offering. Following the closing of the Offering (assuming no exercise of the over-allotment option), Artuffo will hold 301,162 vested options exercisable for Shares Lock-up: The Company and each of the Selling Securityholders, will each enter into a 90-day lock-up agreement in connection with the Offering. All of the existing lock-up arrangements entered into will continue to remain in full force and effect in accordance with the terms set forth therein. Type of Transaction: Bought deal offering by way of a prospectus supplement to be filed in each of the provinces and territories of Canada. Registered public offering in the United States via MJDS. Offering Jurisdictions: All provinces and territories in Canada, in the United States on a public registered basis via MJDS and internationally as permitted. Exchange Listings: Toronto Stock Exchange and NASDAQ. Eligibility: The Shares shall be eligible for RRSPs, RRIFs, RDSPs, RESPs, TFSAs and DPSPs. Commission: 4.0% of the gross proceeds raised in respect of the Offering (including the Over-Allotment Option). Closing Date: On or about September 23, 2021.